中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Date of Board Meeting

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that a meeting of the Board of the Company will be held at No. 1 Conference Room, 4/F, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 18 April 2008 at 9:00 a.m. for the purposes of, among other matters, considering and approving the final results of the Company for the year ended 31 December 2007 and the recommendation of a final dividend, if any.

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
7 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.